7 Sylvan Way
Parsippany, NJ 07054

September 19, 2008

Via EDGAR AND HAND DELIVERY

Daniel Gordon, Branch Chief Jessica Barberich, Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation
Form 10-K for the year ended December 31, 2007
Filed 02/29/2008
File No. 001-32876

Dear Mr. Gordon and Ms. Barberich:

On behalf of Wyndham Worldwide Corporation (the "Company", "we" and "our"), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the "Staff") our response to the comments issued in a comment letter dated September 4, 2008 (the "Comment Letter") relating to the Form 10-K for the year ended December 31, 2007, filed by the Company on February 29, 2008.  For ease of reference and to facilitate the Staff's review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter and we have reproduced the text of the Staff's comment in bold.  Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filings.

We are available at your convenience to discuss these matters with you.

Form 10-K for the year ended December 31, 2007

Consolidated and Combined Statements of Cash Flows, page F-5

1.
We note your response to comment 3; however, we continue to believe that your cash flows should be classified according to the nature of activities that are likely to be the predominate sources of the cash flows in accordance with paragraph 87 of SFAS 95.  In future filings, please advice accordingly.

September 19, 2008

RESPONSE:

Per our discussion with the Staff earlier this week, in future filings we will revise our statement of cash flows and related disclosures beginning with the Form 10-Q for the quarterly period ending September 30, 2008, as follows:
•
We will reflect in two separate line items the change in restricted cash within our investing activities.  One line item will reflect the change in restricted cash relating to our securitizations and will be referred to as “(increase)/decrease in restricted cash related to securitizations”.  The other line item, also within investing activities, will reflect the change in restricted cash relating to escrow and deposit accounts and will be referred to as “(increase)/decrease in restricted cash related to escrow accounts and deposits”.

•
We will expand our disclosure within our summary of significant accounting policies relating to our restricted cash to describe the different types of restricted cash as well as how such restricted cash is originated and is ultimately distributed.

* * *

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me should you require further information or have any questions.

Very truly yours,

/s/ Virginia M. Wilson
Virginia M. Wilson
Chief Financial Officer
Wyndham Worldwide Corporation